Pacific

WebWorks

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August 30,  2006

Via EDGAR

Brad Skinner, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4562, 100 F Street, N.E.

Washington, D.C. 20549

RE:

Pacific Webworks, Inc.

Forms 10-KSB for fiscal year ended December 31, 2005

Filed March 31, 2006

Dear Mr. Skinner,

Pacific WebWorks, Inc. (the “Company”) is requesting an extension for our response to your comment letter dated July 28, 2006.  The Company will require an additional ten (10) business days to prepare a  response to your comment letter because of events not in our control.

The third-party accounting firm we rely on to prepare our financial statements is unable, without unreasonable effort and expense, to provide all necessary information for the Company’s response to your comment letter by August 31, 2006.  Accordingly, the Company is unable to prepare a response letter that addresses your comments with the specificity required.  Therefore, the Company requests an extension until September 14, 2006, for our response to your comment letter.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this request for an extension.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

voice: 801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www.pacificwebworks.com

fax: 801-578-9019